UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 17, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-52930 Commission File Number	20-8057623 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Approximate Date of Mailing: September 24, 2008

SRKP 17, INC.
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

September 24, 2008

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of SRKP 17, Inc., a Delaware corporation (“SRKP 17” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of September 22, 2008 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 17, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 17” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock pursuant to a Share and Warrant Exchange Agreement (the “Exchange Agreement”) dated as of September 22, 2008, by and among SRKP 17, Podium Technology Limited, a company organized under the laws of the British Virgin Islands (“Podium”), Yinlips Digital Technology (Shenzhen) Co., Ltd., a company organized under the laws of the People’s Republic of China (“Yinlips”), and the sole shareholder and the warrantholders of Podium (the “Shareholder” and the “Warrantholders,” respectively, and collectively the “Securityholders”). Pursuant to the terms of the Exchange Agreement, we will issue an aggregate of 65,795 shares of our common stock to the Shareholder and/or his designees in exchange for 100% of the equity interest of Podium and warrants to purchase an aggregate of 300,000 shares of our common stock at an exercise price of $1.10 per share to the Warrantholders and/or their designees in exchange for all of the issued and outstanding warrants to purchase shares of Podium (the “Exchange”).

After the Exchange, we intend to offer Zhao Zifeng, our Chief Executive Officer and Chairman of the Board nominee, a thirty (30) day right to purchase up to 6,500,000 shares of our common stock at a per share purchase price of $0.415 (the “Purchase Right”). Each of the shareholders and warrantholders of SRKP 17 prior to the Exchange has agreed to cancel 0.91867 shares of common stock and warrants to purchase 0.98943 shares of common stock held by each of them for each one (1) share of common stock purchased by Mr. Zhao pursuant to the Purchase Right (the “SRKP 17 Share and Warrant Cancellation”). Assuming the exercise in full of the Purchase Right, we will cancel an aggregate of 5,971,390 shares of common stock and warrants to purchase 6,431,299 shares of common stock held by certain of our stockholders and warrantholders prior to the Exchange.

Pursuant to the terms of the Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Zhao Zifeng, Wong Kwok Fu, Lawrence Kwok-Yan Chan, Li Sen and Li Feng to the board of directors of our Company, with Zhao Zifeng serving as Chairman. Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Exchange. In addition, concurrent with the closing of the Exchange, our board will appoint Zhao Zifeng as Chief Executive Officer, Simon Zhang as Chief Financial Officer, Guo Mingguo as Vice President, Wang Xinggui as Financial Controller ,Tang Yuchun as Secretary, Li Shunde as Director of Research and Development, and Su Yang as Director of Marketing. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about September 22, 2008.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

On September 22, 2008, the Company entered into the Exchange Agreement with Podium, Yinlips and the Securityholders. Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Exchange, issue an aggregate of 65,795 shares of common stock to the Shareholder and/or his designees in exchange for 100% of the equity interest in Podium and warrants to purchase an aggregate of 300,000 shares of our common stock at an exercise price of $1.10 per share to the Warrantholders and/or their designees in exchange for all of the issued and outstanding warrants to purchase shares of Podium. Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	Podium will become a 100%-owned subsidiary of SRKP 17;

•	We will assume the operations of Podium and its subsidiaries. Podium is the 100% owner of Yinlips;

•	We will issue 65,795 shares of common stock to the Shareholder;

•	We will issue warrants to purchase 300,000 shares of common stock at an exercise price of $1.10 per share to the Warrantholders;

•	We will close a private placement offering resulting in proceeds of at least $5 million (the “Private Placement Offering”); and

•	We will change our name to “Yinlips Technology, Inc.”

As a result of the Exchange, we will become a 100% parent corporation of Podium and the Shareholder will become a stockholder of SRKP 17. Immediately following the closing of the Exchange and the Private Placement Offering, we will have 11,707,640 shares of common stock issued and outstanding (assuming the sale and full conversion of the maximum number of shares of our Series A Convertible Preferred Stock (the “Series A Preferred Stock”) issued to the investors in the Private Placement Offering); the pre-existing stockholders of SRKP 17 will own approximately 60.61% of our outstanding common stock, the investors in the Private Placement Offering will own approximately 38.82% of our outstanding common stock (assuming the sale and full conversion of the maximum number of shares of Series A Preferred Stock in the Private Placement Offering), and the Shareholder will own less than 1% of our outstanding common stock. We will also have issued and outstanding immediately following the closing of the Exchange and the Private Placement, warrants to purchase 7,096,390 shares of our common stock at an exercise price of $0.0001 per share and warrants to purchase 300,000 shares of our common stock at an exercise price of $1.10 per share.

After the Exchange, we intend to offer Mr. Zhao, our Chief Executive Officer and Chairman of the Board nominee, the Purchase Right whereby he will have a thirty (30) day right to purchase up to 6,500,000 shares of our common stock at a per share purchase price of $0.415. Each of the shareholders and warrantholders of SRKP 17 prior to the Exchange has agreed to cancel 0.91867 shares of common stock and warrants to purchase 0.98943 shares of common stock held by each of them for each one (1) share of common stock purchased by Mr. Zhao pursuant to the Purchase Right. Assuming full exercise of the Purchase Right, Mr. Zhao will own approximately 53.12% of our outstanding common stock, the shareholders of SRKP 17 prior to the Exchange will own approximately 9.19% of our outstanding common stock, the investors in the Private Placement Offering will own approximately 37.15% of our outstanding common stock (assuming the sale and full conversion of the maximum number of shares of Series A Preferred Stock in the Private Placement Offering), and the Shareholder will own less than 1% of our outstanding common stock. We will also have issued and outstanding warrants to purchase 665,091 shares of our common stock at an exercise price of $0.0001 per share and warrants to purchase 300,000 shares of our common stock at an exercise price of $1.10 per share.

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Securityholders and Mr. Zhao will be in reliance upon exemptions from registration pursuant to (1) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and (2) Regulation S of the Securities Act. We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows: the Shareholder and Mr. Zhao and each of their designees are non-U.S. entities, an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S, the Shareholder and Mr. Zhao, and/or each of their designees will represent that he, she or it was not acquiring the securities for the account or benefit of a U.S. person, agree to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agree not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Zhao Zifeng, Wong Kwok Fu, Lawrence Kwok-Yan Chan, Li Sen and Li Feng to the board of directors of our Company, with Zhao Zifeng serving as Chairman. Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Exchange. In addition, concurrent with the closing of the Exchange, our board will appoint Zhao Zifeng as Chief Executive Officer, Simon Zhang as Chief Financial Officer, Guo Mingguo as Vice President, Wang Xinggui as Financial Controller, Tang Yuchun as Secretary, Li Shunde as Director of Research and Development, and Su Yang as Director of Marketing. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the full exercise of the Purchase Right and the completion of the SRKP 17 Share and Warrant Cancellation, and compliance with regulatory requirements. Consummation of the Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement. There can be no assurance that the Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of September 22, 2008, there were 7,096,390 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of September 22, 2008, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of September 22, 2008, 7,096,390 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Exchange	Percent of Class

Executive Officers and Directors:

Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	President and Director	9,096,150(1)	78.12%

Anthony C. Pintsopoulos 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	Secretary, Chief Financial Officer and Director	1,419,278(2)	18.18%

All Officers and Directors as a group (total of two(2) persons)		10,515,428	85.12%

5% Stockholders:

WestPark Financial Services, LLC (3) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		5,547,958(4)	56.21%

Debbie Schwartzberg 800 5th Avenue New York, New York 10021		2,400,000(5)	28.93%

Amanda Rappaport Trust(6) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		638,676(7)	8.61%

Kailey Rappaport Trust(6) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		638,676(7)	8.61%

Kevin DePrimio 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		496,748(8)	6.76%

Thomas Poletti c/o K&L Gates LLP 10100 Santa Monica Blvd., 7th Floor Los Angeles, CA 90067		496,748(8)	6.76%

(1)
Includes 1,135,420 shares of common stock and a warrant to purchase 1,135,420 shares of common stock owned by Mr. Rappaport. Assuming full exercise of the Purchase Right, a total of 955,420 shares and 1,029,005 warrants will be cancelled upon consummation of the Purchase Right. Also includes all of the shares of common stock and warrants to purchase common stock owned by the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) as well as WestPark Financial Services, LLC. Mr. Rappaport, as Trustee of the Rappaport Trusts and Chief Executive Officer and Chairman of WestPark Financial Services, LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(2)
Includes 709,639 shares of common stock and a warrant to purchase 709,639 shares of common stock. Assuming full exercise of the Purchase Right, a total of 597,139 shares of common stock and 643,130 warrants will be cancelled upon consummation of the Purchase Right.

(3)	Mr. Rappaport serves as Chief Executive Officer and Chairman of WestPark Financial Services, LLC.

(4)
Includes 2,773,979 shares of common stock and a warrant to purchase 2,773,979 shares of common stock. Assuming full exercise of the Purchase Right, a total of 2,334,216 shares of common stock and 2,513,995 warrants will be cancelled upon consummation of the Purchase Right.

(5)
Includes 1,200,000 shares of common stock and a warrant to purchase 1,200,000 shares of common stock. Assuming full exercise of the Purchase Right, a total of 1,009,762 shares and 1,087,533 warrants will be cancelled upon consummation of the Purchase Right.

(6)	Mr. Rappaport serves as Trustee of the Amanda Rappaport Trust and the Kailey Rappaport Trust.

(7)
Includes 319,338 shares of common stock and a warrant to purchase 319,338 shares of common stock. Assuming full exercise of the Purchase Right, a total of 268,713 shares of common stock and 289,403 warrants will be cancelled upon consummation of the Purchase Right.

(8)
Includes 248,374 shares of common stock and a warrant to purchase 248,374 shares of common stock. Assuming full exercise of the Purchase, a total of 208,999 shares of common stock and 225,096 warrants will be cancelled upon consummation of the Purchase Right.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE EXCHANGE AND PURCHASE RIGHT

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Exchange, Private Placement Offering and full exercise of the Purchase Right by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 7,096,390 shares of our common stock issued and outstanding. In connection with the Exchange, we will issue 65,795 shares of common stock to the Shareholder and/or his designees We will also issue up to 4,545,455 shares of Series A Preferred Stock in connection with the Private Placement Offering.

After the Exchange, we intend to offer Mr. Zhao, our Chief Executive Officer and Chairman of the Board nominee, the Purchase Right whereby he will have a thirty (30) day right to purchase up to 6,500,000 shares of our common stock at a per share purchase price of $0.415. Each of the shareholders and warrantholders of SRKP 17 prior to the Exchange has agreed to cancel 0.91867 shares of common stock and warrants to purchase 0.98943 shares of common stock held by each of them for each one (1) share of common stock purchased by Mr. Zhao pursuant to the Purchase Right. Assuming full exercise of the Purchase Right, we will cancel a total of 5,971,390 shares of common stock owned by certain SRKP 17 shareholders.

We anticipate that SRKP 17 will have outstanding 12,236,250 shares of common stock immediately after the closing of the Exchange, the Private Placement (assuming the sale and full conversion of the maximum number of shares of Series A Preferred Stock in the Private Placement Offering) and full exercise of the Purchase Right. Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Yinlips Digital Technology (Shenzhen) Co., Ltd., Room 2929-31, Nanguang JieJia Building, Futian District, Shenzhen, Guangdong, People’s Republic of China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Exchange, Private Placement Offering and Purchase Right	Percent of Class

Directors and Executive Officers:

Zhao Zifeng	Chairman of the Board of Directors and Chief Executive Officer	6,500,000	53.12%

Wong Kwok Fu	Director	65,795	*

Lawrence Kwok-Yan Chan	Director	0	0%

Li Sen	Director	0	0%

Li Feng	Director	0	0%

Simon Zhang	Chief Financial Officer	0	0%

Guo Mingguo	Vice President	0	0%

Wang Xinggui	Financial Controller	0	0%

Tang Yuchun	Secretary	0	0%

Li Shunde	Director of Research and Development	0	0%

Su Yang	Director of Marketing	0	0%

All Officers and Directors as a Group (total of eleven (11) persons)		6,565,795	53.66%

5% Stockholders:

Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		1,147,270(1)	9.06%

WestPark Financial Services, LLC (2) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		699,747(3)	5.60%

* Indicates less than 1%.

(1)
Includes 180,000 shares of common stock and a warrant to purchase 106,415 shares of common stock owned by Mr. Rappaport. Also includes 50,625 shares of common stock and warrants to purchase 29,929 shares of common stock owned by each the Amanda Rappaport Trust and the Kailey Rappaport Trust as well as the shares of common stock and warrants to purchase shares of common stock owned by WestPark Financial Services, LLC.Mr. Rappaport, as Trustee of the Rappaport Trusts and Chief Executive Officer and Chairman of WestPark Financial Services, LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(2)	Mr. Rappaport serves as Chief Executive Officer and Chairman of WestPark Financial Services, LLC.

(3)	Includes 439,763 shares of common stock and a warrant to purchase 259,984 shares of common stock.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Zhao Zifeng, Wong Kwok Fu, Lawrence Kwok-Yan Chan, Li Sen and Li Feng to the board of directors of our Company, with Zhao Zifeng serving as Chairman. Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Exchange. In addition, concurrent with the closing of the Exchange, our board will appoint Zhao Zifeng as Chief Executive Officer, Simon Zhang as Chief Financial Officer, Guo Mingguo as Vice President, Wang Xinggui as Financial Controller ,Tang Yuchun as Secretary, Li Shunde as Director of Research and Development, and Su Yang as Director of Marketing.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term

Richard Rappaport	49	President and Director	December 7, 2006 thru Present

Anthony C. Pintsopoulos	52	Secretary, Chief Financial Officer and Director	December 7, 2006 thru Present

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of WestPark Capital, Inc. (“WestPark”) and has been its Chief Executive Officer since September 1999. WestPark is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. Mr. Rappaport also currently serves on the board of directors for the following public companies: SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 18, Inc., SRKP 20, Inc., SRKP 21, Inc., SRKP 22, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 25, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark. Mr. Pintsopoulos also currently serves on the board of directors for the following public companies: SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 18, Inc., SRKP 20, Inc., SRKP 21, Inc., SRKP 22, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 25, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc. Prior to joining WestPark, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates (“JCA”), a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

There have been no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2007 by the unanimous written consent of its members, in the absence of formal board meetings. Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings. A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange.

Code of Ethics

On December 20, 2007, the Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others. A form of the Code of Ethics is filed as Exhibit 14.1 to the Company’s Form 10-KSB for the fiscal year ended December 31, 2007 filed with the SEC on March 5, 2008. Requests for copies of the Code of Ethics should be sent in writing to SRKP, 17, Inc., Attention: Secretary, 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, Florida 33308.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING EXCHANGE

Upon closing of the Exchange, the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Zhao Zifeng	44	Chairman of the Board of Directors and Chief Executive Officer
Wong Kwok Fu	34	Director
Lawrence Kwok-Yan Chan	40	Director
Li Sen	47	Director
Li Feng	40	Director
Simon Zhang	44	Chief Financial Officer
Guo Mingguo	36	Vice President
Wang Xinggui	39	Financial Controller
Tang Yuchun	25	Secretary
Li Shunde	34	Director of Research and Development
Su Yang	29	Director of Marketing

Zhao Zifeng has been a director and the General Manager of Yinlips since April 2001. Mr. Zhao has over 15 years of experience in the consumer electronics industry.  From January 1999 to April 2001, Mr. Zhao served as Project Manager and the Assistant to the General Manager of Shenzhen Yifang Digital Technologies Co., Ltd., a manufacturer of portable storage and media devices. From April 1995 to January 1999, Mr. Zhao served as the Manager of the Quality Department at Action Electronics Co., LTD. (Taiwan), a manufacturer of mobile multimedia devices. Mr. Zhao received a diploma in machinery and electronics in 1990 from the Sichuan University of Science & Engineering and is currently pursuing his MBA from the Guanghua School of Management, Peking University.

Wong Kwok Fu has served as a director of Yinlips since March 2008. Since June 2005, Mr. Wong also served as Executive Vice President of Suny Electronics (Shenzhen) Co., Ltd., a manufacturer of optoelectronics products. From August 2000 to May 2005, Mr. Wong served as the Senior Conversation Director for The Conservancy Association, a non-government environmental organization. Mr. Wong received a Bachelor’s degree in Applied Biology in 1998 and a Master’s degree in Environmental Sciences in 2005, both from the City University of Hong Kong.

Lawrence Kwok-Yan Chan has served as director of Yinlips since August 2008. Mr. Chan also currently serves on the board of directors of China Display Technologies, Inc., a publicly traded company. Since January 2004, Mr. Chan also served as Chief Executive Officer and Chairman of Suny Electronics (Shenzhen) Company Limited, a manufacturer of electronic products. From 2000 to 2004, Mr. Chan served as the general manager of Wai Chi Electronics Co. Mr. Chan received a Bachelor’s degree in Science from Hong Kong Polytechnic University in 1991.

Li Sen has served as a director of Yinlips since August 2008. Since January 2001, Mr. Li was also a Senior Engineer for the Shenzhen Bureau of Science, Technology and Information. Mr. Li received his Bachelor’s degree in Science from Jiangsu Normal University in 1982 and his Master’s degree in Business from New Zealand Engineering and Technology College in 1998.

Li Feng has served as a director of Yinlips since August 2008. Since April 2001, Mr. Li also served as a Senior Officer of the Institutions Supervisory Division of the CIRC Shenzhen Bureau. Mr. Li received his Master’s and Doctorate degrees in Economics in 1996 and 2004, respectively, both from the School of Economics and Finance of Xi’an Jiaotong University.

Simon Zhang has served as the Chief Financial Officer of Yinlips since January 2008. From July 2007 to December 2007, Mr. Zhang served as Chief Financial Officer of Evergreen Investment Inc., a holding company which focuses on restaurant investment. From January 2006 to July 2007, Mr. Zhang was the financial controller of Kapila Corporation, a company primarily engaged in textile trading. From January 2003 to December 2005, Mr. Zhang was an accountant at Flycomputer, an information technology firm. Mr. Zhang received a diploma in Financial Management in 2004 from the British Columbia Institute of Technology and a Master of Sciences in 1989 from Wuhan University.

Guo Mingguo has served as Vice General Manager of Yinlips since February 2006. From June 2003 to February 2006, Mr. Guo served as the Vice General Manager of ShenZhen Kente Science-Technology Development Co., Ltd., a manufacturer of computer peripheral equipment and digital products. From July 1999 to May 2003, Mr. Guo served as Vice General Manager of Shenzhen Zhuangzheng Electronics Technology Co., Ltd., a manufacturer of color displays. Mr. Guo received a diploma in Applied Electronics from the University of Electronic Science and Technology of China in 1993.

Wang Xinggui has served as Financial Controller of Yinlips since August 2006. From November 1998 to July 2006, Mr. Wang served as Financial Controller of Jintianlong Enterprise (Shenzhen), Co., Ltd., a construction company. Mr. Wang received a diploma in Financial Management from Anhui Normal University in 1991.

Tang Yuchun has served as Secretary of Yinlips since August 2007. From February 2006 to March 2007, Ms. Tang taught civil procedure at the Guangzhou Judicial School. Ms. Tang received her Bachelor’s degree in Law in 2005 and her Master’s degree in International Law in 2007, both from Guangdong University of Foreign Studies.

Li Shunde has served as Director of Research and Development of Yinlips since April 2006. From July 2005 to april 2006, Mr. Li served as the Supervisor of the Research and Development Department of Shenzhen Yifang Digital Technologies Co., Ltd., a manufacturer of digital products such as MP3s, hard disks, PMPs and OIPs. From May 2003 to June 2005, Mr. Li was an engineer for the research and development department at the Shezhen branch of Infospace (China), a developer and manufacturer of digital products. Mr. Li received his Bachelor’s degree in Electronic Engineering from Hunan University in 1997.

Su Yang has served as Director of Marketing for Yinlips since January 2004. From August 2002 to December 2003, Ms. Su was a computer teacher at a high school in the Liaoning province in China. From August 2001 to March 2002, Mr. Su taught at the network educational laboratory of Beijing Normal University. Mr. Su received a Bachelor’s degree in Computer Applications from Jinzhou Teacher’s College in 2002.

Except as noted above, the above persons do not hold any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act.

Family Relationships

None.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal year ended December 31, 2007 of the principal executive officer, principal financial officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Richard Rappaport	2007	$-	$-	$-	$-
Former Chief Executive Officer
and Former Director

Anthony Pintsopoulos	2007	$-	$-	$-	$-
Former Secretary,
Former Chief Financial Officer
and Former Director

Grants of Plan-Based Awards

There were no option grants in 2007.

Outstanding Equity Awards

There were no option exercises or options outstanding in 2007.

Option Exercises and Stock Vested

There were no option exercises or stock vested in 2007.

Pension Benefits

There were no pension benefit plans in effect in 2007.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contributions or other nonqualified deferred compensation plans in effect in 2007.

Employment Agreements

We have no employment agreements with any of our current executive officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of two (2) persons)	-	-	-	-	-	-	-

For the year ended December 31, 2007, none of the members of our Board of Directors received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from December 7, 2006 (inception) to December 31, 2007 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WestPark is the placement agent for the Private Placement, the $5 million equity financing to be conducted by the Company as a condition to the closing of the Exchange. For its services as a placement agent, WestPark will be paid a commission equal to 9% of the gross proceeds from the financing, in addition to a $90,000 success fee for the Exchange, for an aggregate fee of $540,000. Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Exchange, indirectly holds a 100% interest in WestPark, an NASD member. Anthony C. Pintsopoulos, one of the Company’s stockholders and officer and director prior to the Exchange, is the Chief Financial Officer of WestPark. Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Richard A. Rappaport
Richard A. Rappaport
President

Dated: September 24, 2008